

Mail Stop 3561

November 7, 2016

Richard Xu
Chief Executive Officer
iFresh Inc.
7 Times Square, 37th Floor
New York, New York 10036

> **Re:** **iFresh Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 19, 2016**
> **File No. 333-213061**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2016 letter.

General

1. We note your response to comment 1. However, the disclosure on page 25 still contains the restriction on public shareholders and their ability to vote more than 20% of the shares sold in the Public Offering. Please revise.

Capitalization, page 31

2. We reviewed the response to comment 12. Total capitalization is typically the sum of debt as presented in the capitalization table and stockholders' equity as presented in the capitalization table since it represents how the entity is capitalized. Please revise or advise.

The Business Combination Proposal

Background of the Business Combination, page 38

3. We note your response to comment 18. Please disclose whether any alternative forms or combinations of consideration were discussed during the meetings of the board of directors of E-compass.

E-compass Board's Reasons for the Approval of the Acquisition, page 41

4. We note your response to comment 21. Please make it clear that the anticipated growth rate you cite corresponds to a geographic market larger than the one you intend to serve. In this regard, we note your disclosure on page 9 that "NYM plans to strategically expand along the I-95 corridor and its goal is to cover all states on the east coast."

5. We note your response to comment 23 and your statement that NYM does not have information about net income or EBITDA prior to its acquisition of Store Ming. To the extent you have information about net sales at Store Ming prior to the acquisition, please disclose this information to put your disclosure regarding your successful acquisitions into context.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Income Statement, page 80

6. Reference is made to your presentation of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Adjusted EBITDA Per Share and Pro Forma Adjusted EBITDA Per Share on pages 76, 77 and on the face of your Pro Forma Condensed Combined Income Statements. Please remove these non-GAAP financial measures from the face of your Pro Forma Condensed Combined Income Statements. Refer to Item 10(e)(1)(ii)(D) of Regulation S-K. If these non-GAAP measures continue to be disclosed on pages 76 and 77 in your next amendment, please provide the disclosures required by Item 10(e)(i) of Regulation S-K elsewhere in the filing.

NYM's Business Model, 88

7. Please provide more detailed disclosure regarding NYM's wholesale operations. For example, please provide further detail regarding the exclusive distributorship arrangements with overseas brands. Further, please tell us your consideration of including risk factor disclosure regarding NYM's wholesale operations and any associated risks with conducting international importation.

Store Maintenance and Renovation, page 104

8. We note your disclosure that store renovations may lead to declines in customer and sales volumes but will "boost sales after they are completed." Please disclose that this is management's opinion.

Management's Discussion and Analysis of Financial Condition

Results of Operations for the Three Months ended June 30, 2016 and 2015, page 105

9. Please revise to discuss the interest expense and other income line items for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 and the year ended March 31, 2016 compared to the year ended March 31, 2015.

Financial Statements

NYM Holdings, Inc. and Subsidiaries Consolidated Financial Statements…

Notes to Consolidated Financial Statements

16. Contingent Liability, page F-44

10. Reference is made to the last paragraph in Note 16 which discloses that you are, "not currently a party to any legal proceedings that management believes could have a material adverse effect on [y]our results of operations." Please also disclose whether you expect the legal proceedings to have a material impact on your balance sheet.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products